Exhibit 99.4

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2013 AND 31 DECEMBER 2012
(Thousand Pesos)	CONSOLIDATED

Ref	Account / Subaccount	Ending current	Previous year end
		Amount	Amount
10000000	Total assets	8,377,784	5,701,558

11000000	Total current assets	3,999,960	1,815,018

11010000	Cash and cash equivalents	2,450,773	822,076
11020000	Short-term investments	0	0
11020010	Available-for-sale investments	0	0
11020020	Trading investments	0	0
11020030	Held-to-maturity investments	0	0
11030000	Trade receivables, net	222,230	190,940
11030010	Trade receivables	252,005	212,662
11030020	Allowance for doubtful accounts	-29,775	-21,722
11040000	Other receivables, net	379,929	196,376
11040010	Other receivables	379,929	196,376
11040020	Allowance for doubtful accounts	0	0
11050000	Inventories	113,835	97,150
11051000	Biological current assets	0	0
11060000	Other current assets	833,193	508,476
11060010	Prepayments	322,971	267,874
11060020	Derivative financial instruments	11,133	2,360
11060030	Assets available for sale	0	0
11060040	Discontinued operations	0	0
11060050	Rights and licenses	0	0
11060060	Other	499,089	238,242

12000000	Total non-current assets	4,377,824	3,886,540

12010000	Accounts receivable, net	0	0
12020000	Investments	0	0
12020010	Investments in associates and joint ventures	0	0
12020020	Held-to-maturity investments	0	0
12020030	Available-for-sale investments	0	0
12020040	Other investments	0	0
12030000	Property, plant and equipment, net	1,341,323	1,195,319
12030010	Land and buildings	0	0
12030020	Machinery and industrial equipment	0	0
12030030	Other equipment	953,538	574,027
12030040	Accumulated depreciation	-569,100	-301,372
12030050	Construction in progress	956,885	922,664
12040000	Investment property	0	0
12050000	Biological non-current assets	0	0
12060000	Intangible assets, net	79,282	60,235
12060010	Goodwill	0	0
12060020	Trademarks	0	0
12060030	Rights and licenses	2,009	1,899
12060031	Concessions	0	0
12060040	Other intangible assets	77,273	58,336
12070000	Deferred tax assets	304,525	319,969
12080000	Other non-current assets	2,652,694	2,311,017
12080001	Prepayments	0	0
12080010	Derivative financial instruments	0	0
12080020	Employee benefits	0	0
12080021	Available for sale assets	0	12,307
12080030	Discontinued operations	0	0
12080040	Deferred charges	0	0
12080050	Other	2,652,694	2,298,710

20000000	Total liabilities	4,415,414	4,626,891

21000000	Total current liabilities	3,871,529	3,721,897

21010000	Bank loans	266,121	517,320
21020000	Stock market loans	0	0
21030000	Other liabilities with cost	0	0
21040000	Trade payables	533,555	520,345
21050000	Taxes payable	598,976	560,418
21050010	Income tax payable	44,713	44,089

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2013 AND 31 DECEMBER 2012
(Thousand Pesos)	CONSOLIDATED

Ref	Account / Subaccount	Ending current	Previous year end
		Amount	Amount
21050020	Other taxes payable	554,263	516,329
21060000	Other current liabilities	2,472,877	2,123,814
21060010	Interest payable	2,347	10,063
21060020	Derivative financial instruments	31,845	37,011
21060030	Deferred revenue	1,393,469	1,258,670
21060050	Employee benefits	0	0
21060060	Provisions	9,498	8,880
21060061	Current liabilities related to available for sale assets	0	0
21060070	Discontinued operations	0	0
21060080	Other	1,035,718	809,190

22000000	Total non-current liabilities	543,885	904,994

22010000	Bank loans	293,824	632,540
22020000	Stock market loans	0	0
22030000	Other liabilities with cost	0	0
22040000	Deferred tax liabilities	21,530	10,712
22050000	Other non-current liabilities	228,531	261,742
22050010	Derivative financial instruments	74,306	110,702
22050020	Deferred revenue	0	0
22050040	Employee benefits	5,260	4,111
22050050	Provisions	11,381	7,155
22050051	Non-current liabilities related to available for sale assets	0	0
22050060	Discontinued operations	0	0
22050070	Other	137,584	139,774

30000000	Total equity	3,962,370	1,074,667

30010000	Equity attributable to owners of parent	3,962,370	1,052,221
30030000	Capital stock	2,973,559	2,376,098
30040000	Shares repurchased	0	0
30050000	Premium on issuance of shares	1,785,744	-190,850
30060000	Contributions for future capital increases	1	1
30070000	Other contributed capital	-107,730	-133,723
30080000	Retained earnings (accumulated losses)	-622,717	-891,395
30080010	Legal reserve	38,250	38,250
30080020	Other reserves	0	0
30080030	Retained earnings	-929,645	-1,144,884
30080040	Net income for the period	268,678	215,239
30080050	Others	0	0
30090000	Accumulated other comprehensive income (net of tax)	-66,487	-107,910
30090010	Gain on revaluation of properties	0	0
30090020	Actuarial gains (losses) from labor obligations	-375	-8,325
30090030	Foreing currency translation	0	0
30090040	Changes in the valuation of financial assets available for sale	0	0
30090050	Changes in the valuation of derivative financial instruments	-66,112	-99,585
30090060	Changes in fair value of other assets	0	0
30090070	Share of other comprehensive income of associates and joint ventures	0	0
30090080	Other comprehensive income	0	0
30020000	Non-controlling interests	0	22,446

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENT OF FINANCIAL POSITION INFORMATIONAL DATA

AT 31 DECEMBER 2013 AND 31 DECEMBER 2012
(Thousand Pesos)	CONSOLIDATED

Ref	Concepts	Ending current	Previous year end
		Amount	Amount
91000010	Short-term foreign currency liabilities	744,497	915,024
91000020	Long term foreign currency liabilities	368,130	482,856
91000030	Capital stock (nominal)	2,973,559	2,376,098
91000040	Restatement of capital stock	0	0
91000050	Plan assets for pensions and seniority premiums	0	0
91000060	Number of executives (*)	0	0
91000070	Number of employees (*)	2,692	2,568
91000080	Number of workers (*)	0	0
91000090	Outstanding shares (*)	1,011,876,677	1,977,460
91000100	Repurchased shares (*)	0	0
91000110	Restricted cash (1)	0	0
91000120	Guaranteed debt of associated companies	0	0

(1)	This concept must be filled when there are guarantees or restrictions that affect cash and cash equivalents
(*)	Data in units

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENTS OF COMPREHENSIVE INCOME

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2013 AND 2012
(Thousand Pesos)	CONSOLIDATED

Ref	Account / Subaccount	Current year		Previous year
		Accumulated	Quarter	Accumulated	Quarter
40010000	Revenue	13,002,471	3,183,773	11,686,415	3,220,156
40010010	Services	13,002,471	3,183,773	11,686,415	3,220,156
40010020	Sale of goods	0	0	0	0
40010030	Interests	0	0	0	0
40010040	Royalties	0	0	0	0
40010050	Dividends	0	0	0	0
40010060	Leases	0	0	0	0
40010061	Constructions	0	0	0	0
40010070	Other revenue	0	0	0	0
40020000	Cost of sales	0	0	0	0
40021000	Gross profit	13,002,471	3,183,773	11,686,415	3,220,156
40030000	General expenses	12,722,241	3,408,107	11,350,202	3,052,188
40040000	Profit (loss) before other income (expense), net	280,230	-224,334	336,213	167,968
40050000	Other income (expense), net	37,147	27,540	42,027	1,493
40060000	Operating profit (loss) (*)	317,377	-196,794	378,240	169,461
40070000	Finance income	91,202	26,002	13,611	1,529
40070010	Interest income	23,044	5,276	8,084	1,493
40070020	Gain on foreign exchange, net	66,428	20,714	0	0
40070030	Gain on derivatives, net	0	0	0	0
40070040	Gain on change in fair value of financial instruments	0	0	0	0
40070050	Other finance income	1,730	12	5,527	36
40080000	Finance costs	125,737	5,345	185,053	39,175
40080010	Interest expense	38,796	0	53,999	13,689
40080020	Loss on foreign exchange, net	0	0	95,322	16,666
40080030	Loss on derivatives, net	0	0	0	0
40080050	Loss on change in fair value of financial instruments	0	0	0	0
40080060	Other finance costs	86,941	5,345	35,732	8,820
40090000	Finance income (costs), net	-34,535	20,657	-171,442	-37,646
40100000	Share of profit (loss) of associates and joint ventures	0	0	0	0
40110000	Profit (loss) before income tax	282,842	-176,137	206,798	131,815
40120000	Income tax expense	17,550	-79,022	3,481	2,223
40120010	Current tax	8,710	-1,239	15,614	7,495
40120020	Deferred tax	8,840	-77,783	-12,133	-5,272
40130000	Profit (loss) from continuing operations	265,292	-97,115	203,317	129,592
40140000	Profit (loss) from discontinued operations	0	0	0	0
40150000	Net profit (loss)	265,292	-97,115	203,317	129,592
40160000	Profit (loss), attributable to non-controlling interests	-3,386	0	-11,922	428
40170000	Profit (loss), attributable to owners of parent	268,678	-97,115	215,239	129,164
40180000	Basic earnings (loss) per share	0.31	-0.10	0.29	0.17
40190000	Diluted earnings (loss) per share	0.31	-0.10	0.29	0.17

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENTS OF COMPREHENSIVE INCOME OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2013 AND 2012
(Thousand Pesos)	CONSOLIDATED

Ref	Account / Subaccount	Current year		Previous year
		Accumulated	Quarter	Accumulated	Quarter
40200000	Net profit (loss)	265,292	-97,115	203,317	129,592
	Disclosures not be reclassified on income
40210000	Property revaluation gains	0	0	0	0
40220000	Actuarial earnings (loss) from labor obligations	7,950	7,950	-336	-336
40220100	Share of income on revaluation on properties of associates and joint ventures	0	0	0	0
	Disclosures may be reclassified subsequently to income
40230000	Foreing currency translation	0	0	0	0
40240000	Changes in the valuation of financial assets held-for-sale	0	0	0	0
40250000	Changes in the valuation of derivative financial instruments	33,473	12,802	11,425	5,865
40260000	Changes in fair value of other assets	0	0	0	0
40270000	Share of other comprehensive income of associates and joint ventures	0	0	0	0
40280000	Other comprehensive income	0	0	0	0

40290000	Total other comprehensive income	41,423	20,752	11,089	5,529

40300000	Total comprehensive income	306,715	-76,363	214,406	135,121

40320000	Comprehensive income, attributable to non-controlling interests	-3,386	-29	-2,043	10,919
40310000	Comprehensive income, attributable to owners of parent	310,101	-76,334	216,449	124,202

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENTS OF COMPREHENSIVE INCOME INFORMATIONAL DATA	CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2013 AND 2012
(Thousand Pesos)

Ref	Account / Subaccount	Current year		Previous year
		Accumulated	Quarter	Accumulated	Quarter
92000010	Operating depreciation and amortization	301,531	85,627	211,002	69,767
92000020	Employees profit sharing expenses	6,682	925	6,157	1,735

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENTS OF COMPREHENSIVE INCOME INFORMATIONAL DATA (12 MONTHS)	CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2013 AND 2012
(Thousand Pesos)

Ref	Account / Subaccount	Year
		Current	Previous
92000030	Revenue net (**)	13,002,471	11,686,415
92000040	Operating profit (loss) (**)	317,377	378,240
92000050	Profit (loss), attributable to owners of parent(**)	268,678	215,239
92000060	Net profit (loss) (**)	265,292	203,317
92000070	Operating depreciation and amortization (**)	301,531	211,002

(*)	To be defined by each Company
(**)	Information last 12 months

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENT OF CASH FLOWS

TO DECEMBER 31 OF 2013 AND 2012
(Thousand Pesos)	CONSOLIDATED

		Current year	Previous year
REF	Account/Subaccount	Amount	Amount
Operating activities
50010000	Profit (loss) before income tax	282,842	206,798
50020000	+(-) Items not requiring cash	-33,266	-22,088
50020010	+ Estimate for the period	0	0
50020020	+ Provision for the period	0	0
50020030	+(-) Other unrealized items	-33,266	-22,088
50030000	+(-) Items related to investing activities	149,911	88,500
50030010	Depreciation and amortization for the period	301,531	211,002
50030020	(-)+ Gain or loss on sale of property, plant and equipment	-94,968	-46,683
50030030	+(-) Loss (reversal) impairment	0	0
50030040	(-)+ Equity in results of associates and joint ventures	0	0
50030050	(-) Dividends received	0	0
50030060	(-) Interest received	-24,774	-13,611
50030070	(-) Exchange fluctuation	-56,652	-70,292
50030080	(-)+ Other inflows (outflows) of cash	24,774	8,084
50040000	+(-) Items related to financing activities	155,812	106,321
50040010	(+) Accrued interest	125,737	89,731
50040020	(+) Exchange fluctuation	0	0
50040030	(+) Derivative transactions	30,075	16,590
50040040	(-)+ Other inflows (outflows) of cash	0	0
50050000	Cash flows before income tax	555,299	379,531
50060000	Cash flows from (used in) operating activities	-516,542	117,917
50060010	+(-) Decrease (increase) in trade accounts receivable	-39,343	-60,523
50060020	+(-) Decrease (increase) in inventories	-16,685	-17,140
50060030	+(-) Decrease (increase) in other accounts receivable	-881,799	-484,815
50060040	+(-) Increase (decrease) in trade accounts payable	13,210	-15,119
50060050	+(-) Increase (decrease) in other liabilities	422,944	701,328
50060060	+(-) Income taxes paid or returned	-14,869	-5,814
50070000	Net cash flows from (used in) operating activities	38,757	497,448
Investing activities
50080000	Net cash flows from (used in) investing activities	-311,926	187,161
50080010	(-) Permanent investments	0	0
50080020	+ Disposition of permanent investments	0	0
50080030	(-) Investment in property, plant and equipment	-1,119,442	-830,305
50080040	+ Sale of property, plant and equipment	849,074	1,043,366
50080050	(-) Temporary investments	0	0
50080060	+ Disposition of temporary investments	0	0
50080070	(-) Investment in intangible assets	-41,558	-25,900
50080080	+ Disposition of intangible assets	0	0
50080090	(-) Acquisitions of ventures	0	0
50080100	+ Dispositions of ventures	0	0
50080110	+ Dividend received	0	0
50080120	+ Interest received	0	0
50080130	+(-) Decrease (increase) advances and loans to third parts	0	0
50080140	-(+) Other inflows (outflows) of cash	0	0
Financing activities
50090000	Net cash flow from (used in) financing activities	1,860,504	-271,898
50090010	+ Bank financing	444,098	549,769
50090020	+ Stock market financing	0	0
50090030	+ Other financing	0	0
50090040	(-) Bank financing amortization	-1,018,722	-694,292
50090050	(-) Stock market financing amortization	0	0
50090060	(-) Other financing amortization	0	0
50090070	+(-) Increase (decrease) in capital stock	508,614	0
50090080	(-) Dividends paid	0	0
50090090	+ Premium on issuance of shares	2,069,547	0
50090100	+ Contributions for future capital increases	0	0
50090110	(-) Interest expense	-65,468	-127,375
50090120	(-) Repurchase of shares	0	0
50090130	+(-)+ Other inflows (outflows) of cash	-77,565	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENT OF CASH FLOWS

TO DECEMBER 31 OF 2013 AND 2012
(Thousand Pesos)	CONSOLIDATED

		Current year	Previous year
Ref	Account/Subaccount	Amount	Amount
50100000	Net increase (decrease) in cash and cash equivalents	1,587,335	412,711
50110000	Effect of exchange rate changes on cash and cash equivalents	41,362	-31,703
50120000	Cash and cash equivalents at beginning of period	822,076	441,068
50130000	Cash and cash equivalents at end of period	2,450,773	822,076

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)	CONSOLIDATED

						Retained earnings (Accumulated losses)
Concepts	Capital stock	Shares repurchased	Premium on issuance of shares	Contri- butions for future capital increases	Other capital contributed	Reserves	Unappro- priated earnings (Accu- mulated losses)	Accu- mulated other compr- ehensive income (loss)	Equity attri- butable to owners of parent	Non- controlling interests	Total equity
Balance at January 1, 2012	1,966,313	0	0	1	0	38,250	-1,144,884	-109,120	750,560	109,179	859,739

Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0

Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0

Reserves	0	0	0	0	0	0	0	0	0	0	0

Dividends	0	0	0	0	0	0	0	0	0	0	0

Capital increase (decrease)	409,785	0	0	0	0	0	0	0	409,785	0	409,785

Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in premium on issue of shares	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in non-controlling interests	0	0	-190,850	0	0	0	0	0	-190,850	-84,690	-275,540

Other changes	0	0	0	0	-133,723	0	0	0	-133,723	0	-133,723

Comprehensive income	0	0	0	0	0	0	215,239	1,210	216,449	-2,043	214,406

Balance at December 31, 2012	2,376,098	0	-190,850	1	-133,723	38,250	-929,645	-107,910	1,052,221	22,446	1,074,667

Balance at January 1, 2013	2,376,098	0	-190,850	1	-133,723	38,250	-929,645	-107,910	1,052,221	22,446	1,074,667

Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0

Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0

Reserves	0	0	0	0	0	0	0	0	0	0	0

Dividends	0	0	0	0	0	0	0	0	0	0	0

Capital increase (decrease)	597,461	0	0	0	0	0	0	0	597,461	0	597,461

Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in premium on issue of shares	0	0	2,044,313	0	0	0	0	0	2,044,313	0	2,044,313

(Decrease) increase in non-controlling interests	0	0	-69,787	0	0	0	0	0	-69,787	-19,060	-88,847

Other changes	0	0	2,068	0	25,993	0	0	0	28,061	0	28,061

Comprehensive income	0	0	0	0	0	0	268,678	41,423	310,101	-3,386	306,715

Balance at December 31, 2013	2,973,559	0	1,785,744	1	-107,730	38,250	-660,967	-66,487	3,962,370	0	3,962,370

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 1/14

CONSOLIDATED

Volaris Reports Fourth Quarter and Full Year 2013 Results: Continues Building Its Market, Growing Revenues and Expanding Margins in 2013

Mexico City, Mexico February 25, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the US, today announced its financial results for the fourth quarter and full year of 2013.

Fourth Quarter and Full Year 2013 Highlights: Advancing “The Volaris Ultra-Low-Cost Carrier Model”

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter or full year of 2012.

Total operating revenue was Ps.3,184 million and Ps.13,002 million for the fourth quarter and full year, respectively, a decrease of 1.1% and an increase of 11.3% year over year, respectively.

Operating expenses per available seat mile (CASM) decreased to Ps.114.8 cents (US$8.8 cents) and Ps.116.4 cents (US$8.9 cents) for the fourth quarter and full year 2013, respectively, a 6.7% and 4.9% decrease year over year, respectively. CASM excluding fuel decreased 7.3% and 2.0% in the same periods, respectively.

Adjusted EBITDAR was Ps.484 million and Ps.2,806 million for the fourth quarter and full year, respectively, resulting in an adjusted EBITDAR margin of 15% and 22%, respectively. Adjusted EBITDAR and net income excluding special items grew by 13% and 86% in the year, respectively.

Net loss excluding special items for the fourth quarter was Ps.49 million (Ps.4.8 cents per share / US$3.7 cents per ADS), and net income excluding special items for the full year was Ps.379 million (Ps.44.1 cents per share / US$33.8 cents per ADS).

We continued to build our market by transporting 21% more passengers in the year, operated at a 83% load factor, and continued our product unbundling strategy, growing our non-ticket revenues by 25%.

Volaris CEO Enrique Beltranena commented: “Our long term growth opportunity is unprecedented and based on Mexico’s bright future – but there are near term challenges to the fare environment because of the combination of a slower economy in general with a rapid growth in the air travel market. ‘The Volaris Ultra-Low-Cost Carrier Model’ was developed with both our long term opportunity and Mexico’s short term volatility in mind; it competes most successfully in this environment, creating sustainable value even in difficult periods, while we continue to build our market in Mexico and the US.”

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 2/14

CONSOLIDATED

Macro Factors Impact Results While Volaris Builds its Market and Improves Operations

Second Half and Fourth Quarter Macro Factors

•	Slower Mexican economic growth: During the fourth quarter Mexico continued to experience a slow economic environment. The GDP growth estimates for the full year were revised downward each month during the second half of the year, going from 1.8% in August to an actual of 1.1%. Other economic indicators such as consumer confidence decreased 6.4% in the fourth quarter year over year; the Mexican General Economic Activity Indicator (IGAE) average was 0.8% in the fourth quarter of 2013 compared to 3.4% in the fourth quarter of 2012, and same store sales from the National Association of Supermarkets and Department Stores (ANTAD) was only 0.3% in the fourth quarter.

•	Slower passenger market demand reaction: Slower economic growth meant passenger market demand was weak despite a lower fare environment, and as a result our load factor decreased 1.7 pp in the fourth quarter.

•	Non-ticket revenue expansion: Our non-ticket revenue strategy continues to build, in October we amended our baggage policy and in December we initiated on board food and beverage sales.

•	Exchange rate depreciation: The Mexican peso depreciated 0.7% year over year against the US dollar, as the exchange rate devalued from an average of Ps.12.94 pesos per US dollar in the fourth quarter of 2012 to Ps.13.03 pesos per US dollar during the fourth quarter of 2013.

•	Fuel costs decreased: The average economic fuel cost per gallon decreased 3.2% year over year in the fourth quarter of 2013. In addition CASM excluding fuel decreased 7.3% in the fourth quarter of 2013.

Building the Mexican ULCC Market in 2013

•	Air traffic volume increases: Among Mexican carriers, Volaris generated 43% of the passenger volume growth in 2013 and increased market share to 23% in both domestic and international markets, effectively becoming the second largest operator among Mexican carriers, according to the Mexican DGAC (Dirección General de Aeronáutica Civil). The DGAC reported an overall passenger increase for the Mexican carriers of 10% for the same period.

•	New routes and operations: During the fourth quarter, Volaris launched 14 new routes, 11 domestic and three international, and started operations to Phoenix, San Antonio and Chicago-O´Hare in the US. Total departures increased 16.0% year over year.

•	Successful bus switching initiatives: Volaris continues to launch concrete initiatives that target bus passengers through actions in product and network, revenue management, distribution and payment with strategic partners, and through marketing and communication efforts.

•	Increase in Mexico City airport slots: Through the process managed by the Mexican DGAC and the Mexico City airport authorities, Volaris has been able to obtain 9.3% increase in weekly slots compared to Winter 2012/2013.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 3/14

CONSOLIDATED

•	New Monterrey base: Volaris announced the opening of a new base in the city of Monterrey, Nuevo León. Eight new destinations will be served to reach a total of 11 destinations throughout Mexico. New direct non-stop flights will now be available from Monterey to Chihuahua, Ciudad Juárez, Culiacán, Puerto Vallarta, Los Cabos, Veracruz, Mérida, and Cancún.

•	Incisive capacity management: During the first quarter we are carefully managing capacity closely observing the economic recovery. As a result, we expect to decrease capacity in the first quarter of 2014 compared to the fourth quarter of 2013. However, this will still represent a capacity increase in the first quarter year over year.

2013 Operating Revenue: Growth Despite Macro Headwinds/Key-Market Price Competition

For the fourth quarter and full year 2013, Volaris’ total operating revenue was Ps.3,184 million and Ps.13,002 million, respectively, which represented a decrease of 1.1% and an increase of 11.3% year over year in the same periods, respectively.

Volaris booked 2.3 and 8.9 million passengers in the fourth quarter and full year 2013, respectively. This equates to an 18.9% and 20.7% growth rate in the fourth quarter and full year of 2013, respectively. This increase in passengers was a result of building our market by targeting passengers who travel by bus and by offering lower base fares, which were lowered 16.7% and 9.5% year over year in the fourth quarter and full year of 2013, respectively.

As compared to the fourth quarter and full year 2012, passenger revenue per available seat mile (RASM) was 16.6% and 7.3% lower, and total operating revenue per available seat mile (TRASM) was 16.7% and 5.6% lower, respectively, resulting from our lower fare structure combined with a slower economic environment and an increase in the domestic competitive market that put additional pressure on our base fares in certain key markets.

Volaris traffic, measured in terms of revenue passenger miles (RPMs), increased 16.2% and 17.4% year over year in the fourth quarter and full year 2013 respectively. Volaris added three net new aircraft to its fleet in 2013.

During the fourth quarter and full year 2013, our non-ticket revenue reached Ps.452 and Ps.1,885 million, respectively.

Continued Cost Discipline Strengthens “Lowest Cost Operator in the Americas” Position

CASM for the fourth quarter and full year 2013 were Ps.114.8 and Ps.116.4 cents, a 6.7% and 4.9% reduction compared to the fourth quarter and full year of 2012, respectively, primarily driven by efficiency benefits and sustained cost control discipline. CASM excluding fuel also decreased 7.3% and 2.0% year over year in the fourth quarter and full year 2013. We remain the lowest CASM operator in the Americas.

Reflecting our strategy to further reduce our unit cost, Volaris has continued to take deliveries of larger A320 aircraft, bringing our mix of A320/A319 to a 55/45 percent split. We further reduced sales, marketing and distribution expenses mainly due to our reservations system change. Also, maintenance expenses were reduced due to better maintenance planning and execution.

As a result of the Mexican tax reform, the airlines operating in Mexico obtained a waiver from the CO2 tax (IEPS) that was supposed to be implemented on January 1, 2014.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 4/14

CONSOLIDATED

Our Operating Expenses

The fuel expense amounted to Ps.1,370 million, in the fourth quarter of 2013, 12.0% higher than in the same period of the prior year. This variation resulted from an increase of 18.7% in our capacity, measured in terms of available seat miles (ASMs), which was partially offset by a lower average economic fuel cost of 3.2%.

During the January to December 2013 period, fuel expense amounted to Ps. 5,086 million, 7.5% more than in the same period of the prior year. This increase was mainly due to a 17.9% increase in our capacity, measured in terms of available seat miles (ASMs), which was partially offset by a lower average economic fuel cost of 6.5%.

The item of rents for the fourth quarter of 2013 and the year ended December 31, 2013 increased 22.3% and 16.0%, respectively, compared to the same period of the prior year. This increase was primarily due to the increase in the size of our fleet.

The expense for salaries and benefits amounted to Ps.420 million for the fourth quarter, 14.7% higher than the same period of the prior year, as a result primarily of the 16.0% increase in our operations and the size of our fleet, which required a greater total number of employees.

During the year ended December 31, 2013, the expense for salaries and benefits amounted to Ps.1,563 million, 20.0% higher than in the same period of 2012. This increase was mainly due to a 16.9% increase in our operations, and our fleet size, which required a greater total number of employees.

The item of navigation, landing, and take-off services amounted to Ps.507 million for the fourth quarter of 2013, which increased 11.2% with respect to the same period of 2012, mainly due to an increase in the number of airports at which we render our services. In addition, our booked passengers increased 18.9%.

During the year ended December 31, 2013, the item of navigation, landing, and take-off services increased 17.3% with respect to the same period of the prior year. The total expense amounted to Ps.1,924 million, which was mainly due to an increase in the number of airports at which we render services, as well as the number of reserved passengers of 20.7%.

The item of selling, marketing, and distribution expenses for the fourth quarter of 2013 and the year ended December 31, 2013 decreased 10.3% and 6.4%, respectively, compared to the same period of the prior year. This decrease resulted mainly from our cost control strategy.

The maintenance expense amounted to Ps.142 million for the fourth quarter of 2013, 7.9% lower than in the same period of 2012, mainly due to better maintenance planning and execution.

The maintenance expense for the year ended December 31, 2013 amounted to Ps.572 million, 14.7% higher than in the same period of 2012, mainly due to the increase in the size of our fleet and our operations.

The depreciation and amortization expense for the fourth quarter of 2013 and for the year ended December 31, 2013 increased 22.7% and 42.9%, respectively, mainly due to the amortization of major maintenance events associated with the age of our fleet.

The financial cost amounted to Ps.5 million for the fourth quarter of 2013, 76.3% lower than in the same period of 2012, mainly due to the prepayment of the financial debt, which resulted in a substantial decrease in the financial cost during this quarter.

The financial cost for the year ended December 31, 2013 amounted to Ps.126 million, 40.1% higher than in the same period of 2012, mainly due to the payment of the liquidation of the debt premium in the amount of Ps.65 million. This increase was partially offset by a lower financial cost, resulting from a decrease in the financial debt.

PAGE 5/14

Strong Balance Sheet and Liquidity Supports Expansion Plans for 2014 and Beyond

As of December 31, 2013, Volaris had Ps.2,451 million in unrestricted cash and cash equivalents. The Company recorded negative net debt (or a positive net cash position) of Ps.1,888 million and total equity reached Ps.3,962 million.

During the fourth quarter 2013, Volaris incurred capital expenditures of Ps.287.7 million. The Company paid Ps.249.4 million in pre-delivery payments for future deliveries of aircraft net of refunds, and recorded additional purchases of rotable spare parts, furniture and equipment totaling Ps.38.3 million.

Young and Fuel Efficient Fleet Underpins Long Term Growth/Increasing Cost Efficiency

As of December 31, 2013, the Company´s fleet was comprised of 44 aircraft (24 Airbus A320 and 20 Airbus A319), with an average age of 4.2 years. During the fourth quarter of 2013 Volaris received two new Airbus A320 aircraft equipped with sharklets. Additionally we have started planning for a retrofit program with our A320’s to further increase density from 174 to 179 seats, in order to further reduce our unit costs by approximately 2.7%.

On February 13, 2014 Volaris executed operating leases with a leading aircraft lessor for 16 aircraft, comprised of ten new A320neo and six new A321neo, driving fleet growth while significantly enhancing efficiency and more seats per aircraft. These NEO aircraft, powered by Pratt Whitney’s PW1100G engines, will be delivered between 2016 and 2018. These 16 aircraft together with the existing orders underpin the Volaris growth strategy by having a young, efficient and uniform fleet. Early delivery of next generation, fuel efficient Airbus A320neo and A321neo will allow us to maximize the use of airport slots in key markets and continue to further reduce our operating costs. According to the aircraft manufacturer, Airbus S.A.S., the A321neo provides a reduction of approximately 18% in operating cost per seat versus the existing A320 with sharklets in Volaris’ high density configuration.

Analyst Coverage

Firm	Analyst
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
Morgan Stanley	Eduardo Couto
Santander	Ana Gabriela Reynal
UBS	Victor Mizusaki

Investors are urged to read carefully the Company’s periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Conference Call/Webcast Details:

Volaris will conduct a conference call to discuss these results tomorrow, February 26, 2014, at 10:00 a.m. ET. A live audio webcast of the conference call will be available to the public on a listen-only basis at http://ir.volaris.com

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with “point to point” service, serving Mexico and the US. “The Volaris Ultra-Low-Cost Carrier Model” offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to 104 and its fleet from four to 44 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 33 cities in Mexico and 13 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris, proudly Mexican, is recognized as one of the leading new companies in the country. Among other awards it has received the ESR Award for Social Corporate Responsibility for three consecutive years.

For more information, please visit: www.volaris.com

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 6/14

CONSOLIDATED

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company’s expectations or beliefs concerning future events. When used in this release, the words “expects,” “estimates,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “outlook,” “may,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company’s objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company’s actual results to differ materially from the Company’s expectations, including the competitive environment in the airline industry; the Company’s ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company’s ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company’s Securities and Exchange Commission filings.

Investor Relations Contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:

Jimena Llano / jimena.llano@volaris.com / +52 1 55 4577 0857

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 7/14

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended December 31, 2013 (US Dollars)*	Three months ended December 31, 2013	Three months ended December 31, 2012	Var (%)
Total operating revenues (millions)	243	3,184	3,220	(1.1%)
Total operating expenses (millions)	259	3,381	3,051	10.8%
EBIT (millions)	(15)	(197)	169	NA
EBIT margin	(6.2%)	(6.2%)	5.3%	NA
Adjusted EBITDA (millions)	(9)	(111)	239	NA
Adjusted EBITDA margin	(3.5%)	(3.5%)	7.4%	NA
Adjusted EBITDAR (millions)	37	484	726	(33.3%)
Adjusted EBITDAR margin	15.2%	15.2%	22.5%	(7.3pp )
Net (loss) income (millions)	(7)	(97)	130	NA
Net margin	(3.1%)	(3.1%)	4.0%	NA
Net (loss) income excluding special items (millions)**	(4)	(49)	130	NA
Net margin excluding special items**	(1.5%)	(1.5%)	4.0%	NA
Earnings per share:
Basic (cents)	(0.7)	(9.6)	17.3	NA
Diluted (cents)	(0.7)	(9.6)	17.3	NA
Earnings per share excluding special items:
Basic (cents)**	—	(4.8)	17.3	NA
Diluted (cents)**	—	(4.8)	17.3	NA
Earnings per ADS***:
Basic (cents)	(7.3)	(96.0)	173.0	NA
Diluted (cents)	(7.3)	(96.0)	173.0	NA
Earnings per ADS excluding special items***:
Basic (cents)	(3.7)	(48.4)	173.0	NA
Diluted (cents)	(3.7)	(48.4)	173.0	NA
Weighted average shares outstanding:
Basic	—	1,011,876,677	746,820,703	35.5%
Diluted	—	1,011,876,677	746,820,703	35.5%

Available seat miles (ASMs) (millions)	—	2,946	2,481	18.7%
Revenue passenger miles (RPMs) (millions)	—	2,329	2,004	16.2%
Load factor	—	79.1%	80.8%	(1.7pp )

Total operating revenue per ASM (TRASM) (cents)	8.3	108.1	129.8	(16.7%)
Passenger revenue per ASM (RASM) (cents)	7.1	92.8	111.2	(16.6%)
Passenger revenue per RPM (yield) (cents)	9.0	117.3	137.7	(14.8%)
Average fare	90.0	1,177	1,414	(16.7%)
Non-ticket revenue per passenger	14.9	195	236	(17.5%)
Operating expenses per ASM (CASM) (cents)	8.8	114.8	123.0	(6.7%)
CASM ex fuel (cents)	5.2	68.3	73.7	(7.3%)

Booked passengers (thousands)	—	2,321	1,952	18.9%
Departures	—	18,274	15,756	16.0%
Block hours	—	48,966	42,415	15.4%
Fuel gallons consumed (millions)	—	34.5	29.8	15.6%

PAGE 8/14

Average economic fuel cost per gallon	3.0	39.8	41.0	(3.2%)
Aircraft at end of period	—	44	41	7.3%
Average aircraft utilization (block hours)	—	12.9	12.4	4.2%
Average exchange rate	—	13.0	12.9	0.7%

*	Peso amounts were converted to U.S. dollars at the rate of Ps.13.0765 for convenience purposes only
**	Excludes reservation system migration costs and other non-recurring items of Ps.48 million
***	Each ADS represents ten CPOs, and each CPO represents a financial interest in one Series A share

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 9/14

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	For the year ended December 31, 2013 (US Dollars)*	For the year ended December 31, 2013	For the year ended December 31, 2012	Var (%)
Total operating revenues (millions)	994	13,002	11,686	11.3%
Total operating expenses (millions)	970	12,685	11,308	12.2%
EBIT (millions)	24	317	378	(16.1%)
EBIT margin	2.4%	2.4%	3.2%	(0.8pp )
Adjusted EBITDA (millions)	47	619	589	5.0%
Adjusted EBITDA margin	4.8%	4.8%	5.0%	(0.2pp )
Adjusted EBITDAR (millions)	215	2,806	2,475	13.4%
Adjusted EBITDAR margin	21.6%	21.6%	21.2%	0.4pp
Net income (millions)	20	265	203	30.5%
Net margin	2.0%	2.0%	1.7%	0.3pp
Net income excluding special items (millions)**	29	379	203	86.2%
Net margin excluding special items**	2.9%	2.9%	1.7%	1.2pp
Earnings per share:
Basic (cents)	2.4	31.0	29.4	5.6%
Diluted (cents)	2.4	31.0	29.4	5.6%
Earnings per share excluding special items:
Basic (cents)**	3.4	44.1	29.4	50.2%
Diluted (cents)**	3.4	44.1	29.4	50.2%
Earnings per ADS***:
Basic (cents)	24	310.4	293.9	5.6%
Diluted (cents)	24	310.4	293.9	5.6%
Earnings per ADS excluding special items***:
Basic (cents)	33.8	441.3	293.9	50.2%
Diluted (cents)	33.8	441.3	293.9	50.2%
Weighted average shares outstanding:
Basic	—	865,579,397	732,441,337	18.2%
Diluted	—	865,579,397	732,441,337	18.2%

Available seat miles (ASMs) (millions)	—	10,899	9,244	17.9%
Revenue passenger miles (RPMs) (millions)	—	9,003	7,668	17.4%
Load factor	—	82.6%	82.9%	(0.3pp )

Total operating revenue per ASM (TRASM) (cents)	9.1	119.3	126.4	(5.6%)
Passenger revenue per ASM (RASM) (cents)	7.8	102.0	110.1	(7.3%)
Passenger revenue per RPM (yield) (cents)	9.4	123.5	132.7	(7.0%)
Average fare	95.1	1,243	1,374	(9.5%)
Non-ticket revenue per passenger	16.1	211	204	3.5%
Operating expenses per ASM (CASM) (cents)	8.9	116.4	122.3	(4.9%)
CASM ex fuel (cents)	5.3	69.7	71.2	(2.0%)

PAGE 10/14

Booked passengers (thousands)	—	8,942	7,408	20.7%
Departures	—	68,716	58,806	16.9%
Block hours	—	183,211	158,361	15.7%
Fuel gallons consumed (millions)	—	129.1	112.2	15.0%
Average economic fuel cost per gallon	3.0	39.4	42.1	(6.5%)
Aircraft at end of period	—	44	41	7.3%
Average aircraft utilization (block hours)	—	12.5	12.4	0.5%
Average exchange rate	—	12.8	13.2	(3.0%)

*	Peso amounts were converted to U.S. dollars at the rate of Ps.13.0765 for convenience purposes only
**	Excludes debt prepayment penalty of Ps.65 million, and reservation system migration costs and other non-recurring items of Ps.48 million
***	Each ADS represents ten CPOs, and each CPO represents a financial interest in one Series A share

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 11/14

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Three months ended December 31, 2013 (US Dollars)*	Three months ended December 31, 2013	Three months ended December 31, 2012	Var (%)
Operating revenues:
Passenger	209	2,732	2,760	(1.0%)
Non-ticket	35	452	461	(2.0%)
	243	3,184	3,220	(1.1%)
Other operating income	(6)	(79)	(11)	>100%
Fuel	105	1,370	1,223	12.0%
Aircraft and engine rent expense	45	595	486	22.3%
Salaries and benefits	32	420	366	14.7%
Landing, take-off and navigation expenses	39	507	456	11.2%
Sales, marketing and distribution expenses	14	179	199	(10.3%)
Maintenance expenses	11	142	154	(7.9%)
Other operating expenses	12	161	107	50.7%
Depreciation and amortization	7	86	70	22.7%
Operating expenses	259	3,381	3,051	10.8%
Operating (loss) income	(15)	(197)	169	NA
Finance income	—	5	2	>100%
Finance cost	—	(5)	(23)	(76.3%)
Exchange gain (loss), net	2	21	(17)	NA
Comprehensive financing result	2	21	(38)	NA
Income before income tax	(13)	(176)	131	NA
Income tax (expense) benefit	6	79	(2)	NA
Net (loss) income	(7)	(97)	129	NA
Attribution of net income (loss):
Equity holders of the parent	(7)	(97)	129	NA
Non-controlling interest	—	—	—	0.0%
Net (loss) income	(7)	(97)	129	NA

* Peso amounts were converted to U.S. dollars at the rate of Ps.13.0765 for convenience purposes only

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 12/14

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	For the year ended December 31, 2013 (US Dollars)*	For the year ended December 31, 2013	For the year ended December 31, 2012	Var (%)
Operating revenues:
Passenger	850	11,117	10,177	9.2%
Non-ticket	144	1,885	1,510	24.9%
	994	13,002	11,686	11.3%
Other operating income	(9)	(111)	(69)	61.7%
Fuel	389	5,086	4,730	7.5%
Aircraft and engine rent expense	167	2,187	1,886	16.0%
Salaries and benefits	120	1,563	1,303	20.0%
Landing, take-off and navigation expenses	147	1,924	1,640	17.3%
Sales, marketing and distribution expenses	54	704	752	(6.4%)
Maintenance expenses	44	572	499	14.7%
Other operating expenses	35	459	357	28.6%
Depreciation and amortization	23	302	211	42.9%
Operating expenses	970	12,685	11,308	12.2%
Operating income	24	317	378	(16.1%)
Finance income	2	25	14	82.0%
Finance cost	(10)	(126)	(90)	40.1%
Exchange gain (loss), net	5	66	(95)	NA
Comprehensive financing result	(3)	(35)	(171)	(79.9%)
Income before income tax	22	283	207	36.8%
Income tax (expense) benefit	(1)	(18)	(3)	>100%
Net income	21	265	203	30.5%
Attribution of net income (loss):
Equity holders of the parent	21	269	215	24.8%
Non-controlling interest	—	(3)	(12)	(71.6%)
Net income	21	265	203	30.5%

*Peso amounts were converted to U.S. dollars at the rate of Ps.13.0765 for convenience purposes only

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 13/14

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of Mexican pesos)	December 31, 2013 Unaudited (US Dollars)*	December 31, 2013 Unaudited	December 31, 2012 Audited (Restated)
Assets
Cash and cash equivalents	187	2,451	822
Accounts receivable	46	602	387
Inventories	9	114	97
Prepaid expenses and other current assets	25	323	268
Financial instruments	1	11	2
Guarantee deposits	38	499	238
Total current assets	306	4,000	1,815
Rotable spare parts, furniture and equipment, net	103	1,341	1,195
Intangible assets	6	79	60
Deferred income tax	23	305	320
Guarantee deposits	199	2,603	2,245
Other assets	4	49	54
Assets classified as held for sale	—	—	12
Total assets	641	8,378	5,702
Liabilities
Unearned transportation revenue	107	1,393	1,259
Accounts payable	41	537	524
Accrued liabilities	79	1,033	806
Taxes payable	46	599	560
Financial instruments	2	32	37
Financial debt	21	268	527
Other liabilities	1	9	9
Total short-term liabilities	296	3,872	3,722
Accrued liabilities	11	138	140
Financial instruments	6	74	111
Financial debt	22	294	633
Other liabilities	1	11	7
Employee benefits	—	5	4
Deferred income taxes	2	22	11
Total liabilities	337	4,415	4,627
Equity
Capital stock	227	2,974	2,376
Treasury shares	(8)	(108)	(134)
Legal reserve	3	38	38
Additional paid-in capital	137	1,786	(191)
Accumulated losses	(51)	(661)	(930)
Other accumulated comprehensive losses	(5)	(66)	(108)
Total equity attributable to equity holders of the parent	303	3,962	1,052
Non-controlling interest	—	—	22
Total equity	303	3,962	1,075
Total liabilities and equity	640	8,378	5,702
Total shares outstanding fully diluted		1,011,876,677	1,977,460 **

*Peso amounts were converted to U.S. dollars at the rate of Ps.13.0765 for convenience purposes only

**Pre-split shares. A share split of 403 to 1 was done in June 2013 in connection to the IPO

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 14/14

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows

Unaudited (In millions of Mexican pesos)	For the year ended December 31, 2013 (US Dollars)*	For the year ended December 31, 2013	For the year ended December 31, 2012
Net cash flow provided by operating activities	3	39	497
Net cash flow (used in) provided by investing activities	(24)	(312)	187
Net cash flow provided by (used in) financing activities	142	1,861	(272)
Increase in cash and cash equivalents	121	1,587	413
Net foreign exchange differences	3	41	(32)
Cash and cash equivalents at beginning of period	63	822	441
Cash and cash equivalents at end of period	187	2,451	822

*Peso	amounts were converted to U.S. dollars at the rate of Ps.13.0765 for convenience purposes only

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

FINANCIAL STATEMENT NOTES

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 1/13

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1) Corporate Presentation

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora and its subsidiaries (the “Company”) are domiciled in Mexico, City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico D.F.

The Company is listed on the Mexican Stock Exchange (“BMV”) and on the New York Stock Exchange (NYSE). The Company mainly renders domestic and international air transportation services, regular and non-regular, passenger, freight, and mail in the Mexican United States and abroad.

2) Basis of preparation

Statement of compliance

These consolidated financial statements comprise the financial statements of the Company and its subsidiaries at December 31, 2013 and 2012 and for the three months periods ended ended December 31, 2013, and were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, using Mexican pesos as the functional and reporting currency.

In conformity with the Company’s bylaws, as well as the General Corporate Law (LGSM), the stockholders have the power to modify the Company’s financial statements after they have been issued.

Basis of measurement and presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments that are measured at fair value. The carrying value of recognized financial assets and liabilities that are designated and accounted for as cash flow hedges are adjusted to record changes in fair values attributable to the risks that are being hedged.

Non-controlling interests represent the portion of profits or losses and net assets representing ownership interests in subsidiaries not held by the Company. Non-controlling interests are presented separately in the consolidated statement of comprehensive income and in equity in the consolidated statement of financial position separately from the Company’s own equity.

Acquisitions of non-controlling interest are recognized as equity transactions (transactions with owners in their capacity as owners). The carrying amounts of the controlling and non controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity and attributed to the owners of the parent.

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

FINANCIAL STATEMENT NOTES

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 2/13

The amounts in the accompanying Consolidated Financial Statements have been rounded off to thousands of Mexican pesos, except when otherwise were indicated. The total amounts and percentages may not accurately reflect the absolute amounts in this document due to rounding off.

3) Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At December 31, 2013 and 2012, for accounting purposes the companies included in the Group are as follows:

Name	Country	% Equity interest
		2013	2012
Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	Mexico	100.00%	97.95%
Comercializadora Volaris, S.A. de C.V.	Mexico	100.00%	98.00%
Servicios Corporativos Volaris, S.A. de C.V.	Mexico	100.00%	98.00%
Servicios Administrativos Volaris, S.A. de C.V	Mexico	100.00%	98.00%
Deutsche Bank México, S.A., Trust 1462	Mexico	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1484	Mexico	100.00%	100.00%
Deutsche Bank México, S.A., Trust 1498	Mexico	100.00%	100.00%
Irrevocable Administrative Trust number F/307750	Mexico	100.00%	100.00%
Irrevocable Administrative and Safeguard Trust, denominated F/1405 “DAIIMX/VOLARIS”	Mexico	100.00%	—

The Company, through its subsidiary Comercializadora, provides airport shuttle service to different destinations in Mexico and the United States.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies. All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

FINANCIAL STATEMENT NOTES

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 3/13

Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if it results in a deficit balance. In conformity with Standing Interpretation Committee (“SIC”) 12, the financial statements of the trusts to which the Company assigned its rights and obligations during 2012 and 2011, are consolidated into the Company’s financial statements, as the trusts are considered special purpose entities.

4) Accounting policies

a) Revenue recognition

Revenues from the air transportation of passengers and commissions from ground transportation services are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, once the transportation service is provided by the Company, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of the Company’s tickets are non-refundable, subject to change upon a payment of a fee. Additionally the Company does not operate a frequent flier program.

Non-ticket revenue includes: cargo services, charter flight services, fees charged to passengers for excess baggage, travel assistance, advance seat selection, carriage of sports equipment check-in, commission from sales of insurance by third parties,airport passenger facility charges for no show tickets and other services.

All such revenues are collected from passengers and recognized as non-ticket revenue when the service has been provided, which is typically the flight date.

b) Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date.

For the purpose of the consolidated statement of cash flows, cash and cash equivalent consist of cash and short-term deposits as defined above, net of outstanding bank overdrafts.

c) Financial assets and liabilities

Financial instruments – initial recognition and subsequent measurement

i) Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

FINANCIAL STATEMENT NOTES

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 4/13

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as described below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Loans and receivables

Loans and receivables and other accounts receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the Effective Interest Rate (“EIR”) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs for loans and in cost of sales or other operating expenses for receivables.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a) The rights to receive cash flows from the asset have expired;

b) The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

c) When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii) Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

FINANCIAL STATEMENT NOTES

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 5/13

Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Company’s financial liabilities include accounts payable to suppliers, unearned transportation revenue, other accounts payable, loans and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below: Financial liabilities at fair value through profit or loss Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IAS 39.

Gains or losses on liabilities held for trading are recognized in the income statement.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IAS 39 are satisfied. The Company has not designated any financial liability as at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the income statement.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

FINANCIAL STATEMENT NOTES

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 6/13

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated income statement.

d) Other accounts receivables and allowance for doubtful receivables

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets, stated at cost less allowances made for doubtful accounts, which approximates fair value given their short-term nature.

An allowance for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears.

e) Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value, which do not exceed respective replacement value. The cost is determined on the basis of the weighted average cost method and expensed when used in operations.

f) Intangibles assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

We record impairment charges on intangible assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

g) Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are in U.S. dollars held by lessors and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Aircraft maintenance deposits paid to lessors

The Company’s lease agreements provide that the Company pays maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

FINANCIAL STATEMENT NOTES

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 7/13

Substantially all of these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engine.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered, primarily relating to the rate differential between the maintenance deposits payments and the expected cost for the next related maintenance event that the deposits serve to collateralize, and is recognized as supplemental rent. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent starting from the period the determination is made.

Any usage-based maintenance deposits paid, related with the last major maintenance event that are nonrefundable to the Company and are not substantively related to the maintenance of the leased asset are accounted for as contingent rent in the consolidated statements of operations. The Company records lease payment as contingent rent when it becomes probable and reasonably estimable that the maintenance deposits payments will not be refunded.

The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engines is estimated to be utilized before it is returned to the lessor.

In the event that lease extensions are negotiated, any extension benefit is recognized as a liability. The aggregate benefit of extension is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

h) Aircraft and engine maintenance

The Company is required to conduct diverse levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i)	Routine maintenance requirements consists in scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. This type of line maintenance events are currently serviced by the Company mechanics and are primarily completed at the main airports that the Company currently serves. All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii)	Major maintenance consist of a series of more complex tasks that can take from one to eight weeks to accomplish and typically are required approximately every five to six years.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

FINANCIAL STATEMENT NOTES

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 8/13

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (improvements to leased assets) and amortized over the shorter period of the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) in the United States and the Mexican Civil Aeronautic Authority (Dirección General de Aeronáutica Civil or “DGAC”) in Mexico mandated maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

(iii) The Company has an engine flight hour agreement that guarantees a cost per overhaul, provides miscellaneous engine coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engine coverage is recorded as incurred in the consolidated statement of operations.

The Company has a power-by-hour agreement for component services, which guarantees the availability of aircraft parts for the Company’s fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated to this agreement is recorded to the consolidated statement of operations.

i) Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers incurred during the manufacture of the aircraft.

The borrowing costs related to the acquisition or construction of qualifying asset is capitalized as part of the cost of that asset.

Depreciation rates are as follows:

	Annual depreciation rate
Leasehold improvements to flight equipment		The shorter of:
	(i)	the lease term, or
	(ii)	the next major maintenance event
Computer equipment		25%
Mobile lounges		25%
Communications equipment		10%
Miscellaneous equipment		10%
Electric power equipment		10%
Workshop machinery and tools		10%
Office furniture and equipment		10%
Aircraft parts and rotable spare parts		8.3-16.7%

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

FINANCIAL STATEMENT NOTES

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 9/13

The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

The Company records impairment charges on rotable spare parts, furniture and equipment used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

j) Foreign currency transactions and exchange differences

The Mexican peso is the functional currency of the Company and its subsidiaries.

Transactions in foreign currencies are translated into the Company’s functional currency at the exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the exchange rate at the consolidated statement of financial position date.

Any differences resulting from the currency translation are recognized in the consolidated statement of operations. Non-monetary items that are measured in terms of historical cost in a foreign currency are not subject to remeasurement after the dates of the initial transactions.

k) Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

For certain operating leases, the Company is contractually obligated to return the leased aircraft and engines in a specific return condition. The Company accrues for restitution costs related to aircrafts held under operating leases throughout the term of the lease, based upon the estimated cost of satisfying the return condition criteria for each aircraft.

The Company records aircraft lease return liabilities reserve that is calculated based on the best estimate of the return obligation costs under each aircraft lease agreement. These return obligations are related to the possible costs incurred in the reconfiguration of aircraft (interior and exterior), painting, carpeting and other costs, which are estimated based on current cost adjusted for the inflation.

l) Employee benefits

i) Personnel vacations

The Company recognizes a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

FINANCIAL STATEMENT NOTES

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 10/13

ii) Seniority premiums

Seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations, the cost of benefits are determined using the projected unit credit method.

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately following the introduction of, or changes to, a pension plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds (Certificados de la Tesorería de la Federación “CETES” in Mexico), less the fair value of plan assets out of which the obligations are to be settled.

iii) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for compliance with performance targets. These incentives are accounted for as a short-term benefit under IAS 19R. A provision is recognized based on the estimated amount of the incentive payment.

iv) Long-term retention plan

During 2011, the Company implemented an employee long-term retention plan, the purpose of this plan is to retain high performing employees within the organization by paying incentives depending on the Company´s performance. Incentives under this plan are payable in three equal annual installments and the cost is determined using the projected unit credit method.

v) Management incentive plan

Certain key employees of the Company receive additional benefits through a share purchase agreement, which has been classified as an equity-settled share-based payment. The equity settled compensation cost is recognized in consolidated statement of operations under the caption of salaries and benefits, over the vesting period.

vi) Employee profit sharing

Employee profit sharing is computed at the rate of 10% of the individual company taxable income, except for depreciation of historical rather restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. The cost of employee profit sharing earned for the current-year is presented as an expense in the consolidated statement of operations.

m) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Property and equipment lease agreements are recognized as finance leases if the risks and benefits incidental to ownership of the leased assets have been transferred to the Company when (i) the ownership of the leased asset is transferred to the Company upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is for the major part of the economic life of the leased asset; (iv) the present value of minimum lease payments is basically the same as the fair value of the leased asset, net of any future benefit or scrap value; or (v) the leased asset is of a specialized nature for the Company.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

FINANCIAL STATEMENT NOTES

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 11/13

When the risks and benefits incidental to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rental payments are charged to results of operations on a straight-line over the term of the lease.

Lease contracts for aircraft, engines and components parts are classified as operating leases.

Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company. Leases under sale and leaseback agreements meet the conditions for treatment as operating leases.

Profit or loss related to a sale transaction followed by an operating lease, is accounted for as follows:

(i) Profit or loss is recognized immediately when it is clear that the transaction is established at fair value.

(ii) If the sale price is below fair value, any profit or loss is recognized immediately.

However, if the loss is compensated for by future lease payments at below market price, such loss is recognized as an asset in the consolidated statements of financial position, and loss recognition is deferred and amortized to the consolidated statements of operations in proportion to the lease payments over the contractual lease term.

(iii) If the sale price is above fair value, the excess of the price above the fair value is deferred and amortized to the consolidated statements of operations over the asset’s expected lease term, including probable renewals, with the amortization recorded as a reduction of rent expense.

n) Taxes and fees payable.

The Company is also required to collect certain taxes and fees from customers on behalf of government agencies and airports and remit these back to the applicable governmental entity or airport on a periodic basis. These taxes and fees include value added tax, federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure taxes. These items are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharge the liability when payments are remitted to the applicable governmental entity or airport.

o) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

FINANCIAL STATEMENT NOTES

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 12/13

Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

p) Derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments.

In accordance with IAS 39, derivative financial instruments are recognized on the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s gain or loss is recognized in accumulated other comprehensive income (loss) in equity, while the ineffective portion is recognized in current year earnings.

The realized gain or loss on valuation of derivative financial instruments that qualify for hedge accounting is recorded in the same consolidated statement of operations caption as the realized gain or loss as on the hedged item.

Derivative financial instruments that are not designated as a hedge or are not effective hedges, are recognized at fair value with changes in fair value recorded in current year earnings.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits, and the amount of the collateral is reviewed and adjusted on a daily basis based on the fair value of the derivative position.

q) Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

r) Operating segments

The Company is managed as a single business unit that provides air transportation and related services. The Company has two geographic areas identified as domestic (Mexico) and international (United States of America), all assets and liabilities are located in Mexico.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

FINANCIAL STATEMENT NOTES

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	CONSOLIDATED PAGE 13/13

5. Significant accounting judgments, estimates and assumptions

The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s consolidated financial statements.

Certain of the Company’s accounting policies reflect significant judgments or estimates about matters that are both inherently uncertain and material to the Company financial position or results of operations.

Actual results could differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised.

6. Relevant events

Initial public offering (“IPO”)

On September 18, 2013, the Company completed its dual listing IPO on the New York Stock Exchange and on the Mexican Stock Exchange. The Company raised Ps.2,684,280 (approximately U.S.$207.7 million) of gross proceeds from the global offering of 173,076,910 Series A shares, consisting of (i) an offering of Series A Shares in Mexico and (ii) concurrent international offering of Ordinary Participation Certificates or “CPOs”, in the form of American Depositary Shares “ADS” in the United States at a public offering price of Ps.15.51 per share (U.S.$1.20 dollars) or U.S.$12.00 per ADS.

In connection with the IPO, the Company incurred in equity transaction costs in the amount of Ps.140,920. In accordance with IAS 39, the transaction costs of the equity transaction of Ps.131,496 were accounted for as a deduction of equity, since they were considered as incremental costs directly attributable to the equity transaction that would otherwise have been avoided. The Company recorded the transaction costs in connection with the existing shares in the consolidated statement of operations in the amount of Ps.9,424.

The number of newly issued shares and gross proceeds obtained from the global offering is detailed as follows:

	Global Offering (Shares)
	Mexico	International	Total newly- issued shares	Total proceeds obtained
Primary tranche-Series A Shares	40,884,960	132,191,950	173,076,910	Ps. 2,684,280

The Company retained Ps.2,087,649 of the proceeds, after using Ps.390,505 to amortize the financial debt with Inbursa, Pasprot and IFC, Ps.65,206 for the debt prepayment premium, and unwinding cost premium related to debt prepayment, as well as Ps.140,920 for equity transaction costs.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (THOUSAND PESOS)	CONSOLIDATED

Company name	Principal activity	Number of shares	% Owner ship	Total amount
				Acquisition cost	Current value
Total investment in associates				0	0

Notes : N/A

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

BREAKDOWN OF CREDITS (THOUSAND PESOS)	CONSOLIDATED

Credit type /Institution	Foreign institution (Yes/No)	Contract signing date	Expiration date	Interest rate	Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Banks
Foreign trade
Secured
Commercial banks
Banco Santander-Bancomext	NOT	27/07/2011	01/11/2016	2.65% + 3M LIBOR							N/A	266,121	142,641	151,183	0	0
Other

Total banks					0	0	0	0	0	0	0	266,121	142,641	151,183	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

BREAKDOWN OF CREDITS (THOUSAND PESOS)	CONSOLIDATED

					Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
Credit type / Institution	Foreign Institution (Yes/No)	Contract signing date	Expiration date	Interest rate	Time interval						Time interval
					Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Stock market
Listed stock exchange
Unsecured
Secured
Private placements
Unsecured
Secured

Total stock market listed in stock exchange and private placement					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

BREAKDOWN OF CREDITS (THOUSAND PESOS)	CONSOLIDATED

				Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
				Time interval						Time interval
Credit type / institution	Foreign institution (Yes/No)	Date of agreement	Expiration date	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Other current and non- current liabilities with cost
Total other current and non- current liabilities with cost				0	0	0	0	0	0	0	0	0	0	0	0

Suppliers
Traffic services	Not			N/A	182,602
Fuel	Not			N/A	73,639
Administrative expenses	Not			N/A	45,817
Marketing expenses	Not			N/A	29,460
Information and communication	Not			N/A	13,661
Maintenance and aircraft parts	Not			N/A	7,650
Other services	Not			N/A	17,712
Maintenance and aircraft parts	Yes									N/A	73,342
Fuel	Yes									N/A	34,087
Information and communication	Yes									N/A	21,696
Traffic services	Yes									N/A	17,764
Administrative expenses	Yes									N/A	3,994
Marketing expenses	Yes									N/A	363
Other services	Yes									N/A	11,768

Total suppliers				0	370,541					0	163,014

Other current and non-current liabilities

Others	Not			N/A	2,157,515	49,338	44,395	35,844	24,643
Others	Yes									N/A	315,362	74,306	0	0	0

Total other current and non- current liabilities				0	2,157,515	49,338	44,395	35,844	24,643	0	315,362	74,306	0	0	0

General total				0	2,528,056	49,338	44,395	35,844	24,643	0	744,497	216,947	151,183	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION (THOUSAND PESOS)	CONSOLIDATED

	Dollars		Other currencies
Foreign currency position (Thousands of pesos)	Thousands of dollars	Thousand pesos	Thousands of dollars	Thousand pesos	Thousand pesos total

Monetary assets	453,894	5,935,345	0	0	5,935,345

Current	188,452	2,464,293	0	0	2,464,293

Non Current	265,442	3,471,052	0	0	3,471,052

Liabilities position	85,086	1,112,627	0	0	1,112,627

Current	56,934	744,497	0	0	744,497

Non Current	28,152	368,130	0	0	368,130

Net balance	368,808	4,822,718	0	0	4,822,718

Notes

Position balances are valued foreign currency exchange rate the end of December 31, 2013 a dollar per Ps.13.0765.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DEBT INSTRUMENTS

PAGE 1 / 2 CONSOLIDATED

FINANCIAL LIMITATIONS IN AGREEMENT, ISSUANCE DEED AND/OR TITLE

The Company’s loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DEBT INSTRUMENTS
PAGE 2 / 2 CONSOLIDATED

ACTUAL SITUATION OF FINANCIAL COVENANTS

In compliance.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISTRIBUTION OF REVENUE BY PRODUCT

TOTAL INCOME
(THOUSAND PESOS)	CONSOLIDATED

Main products or product line	Net sales		Market share (%)	Main
	Volume	Amount		Trademarks	Customers
National income
Domestic (Mexico)	0	9,619,983	0
Export income
United States of America	0	3,382,488	0
Income of subsidiaries abroad

Total	0	13,002,471

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
	ANALYSIS OF PAID CAPITAL STOCK CHARACTERISTICS OF THE SHARES	CONSOLIDATED

Series	Nominal value	Valid coupon	Number of shares				Capital stock
			Fixed portion	Variable portion	Mexican	Free subscription	Fixed	Variable
A	0	0	3,224	877,852,982	0	0	9	2,579,714
B	0	0	20,956	133,999,515	0	0	56	393,780

Total			24,180	1,011,852,497	0	0	65	2,973,494

Total number of shares representing the paid in Capital stock on the date of sending the information	1,011,876,677

Notes

Amounts in Capital stock fixed and variable are expressed in thousands of Mexican pesos.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DERIVATIVE FINANCIAL INSTRUMENTS
PAGE 1 / 3 CONSOLIDATED

Qualitative and quantitative information of the derivatives position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. y subsidiaries (“Volaris” o la “Compañía”) at December 31, 2013.

1)	Management discussion about the financial derivatives instruments policies, explaining whether these policies allow them to be used only for hedging or other purposes such as negotiation.

The Company’s activities are exposed to different financial risks. The Company’s global risk management program, which is governed by the Hedging Policy and approved by the Board of Directors, is focused on the uncertainty in the financial markets and aims to minimize the adverse effects on the net earnings, while restricting speculation and, accordingly, attempting not to put the Company’s balance sheet at risk. Volaris uses derivative financial instruments to hedge some of these risks and does not engage into derivatives instruments for speculative or negotiation purposes.

The Hedging Policy establishes that derivative financial instruments transactions will be approved and implemented/monitored by various committees, additionally setting minimum liquidity levels, maximum notional, coverage range, markets, counterparties and approved instruments. The fulfillment of the Hedging Policy, and its procedures, are subject to internal and external audits.

The Hedging Policy is conservative regarding approved derivative financial instrument since it only allows plain vanilla simple instruments that maintain an effective correlation with the primary position to be hedged. It is the Company’s objective to ensure that derivative financial instruments held, at all times, qualify for hedge accounting.

Through the use of derivative financial instruments, Volaris aims to transfer a portion of the market risk to its financial counterparties; some of these are best described as follows:

1.	Fuel price risk: Volaris engages in derivative financial instruments aiming to hedge against significant increases and/or sudden increases in the fuel price. Such instruments are negotiated in over the counter (“OTC”) market, with approved counterparties and within approved limits by the Hegding Policy. At the date of this report, the Company has Asian swaps, with U.S. Gulf Coast Jet Fuel 54 as underlying asset, through which it pays fixed amounts and receives amounts based on the average price of the underlying asset within the coverage period. These instruments are qualified for hedge accounting and accordingly, their effects are presented as part of fuel cost in the consolidated statements of operations.

2.	Foreign currency risk: The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities; when revenue or expense is denominated in a different from the Company´s functional (including the amount payable arising from U.S. dollar denominated expenses and U.S. dollar linked expenses and payments). To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of this report, the Company does not hold foreign currency related derivative financial instruments.

3.	Interest rate risk: The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company´s long term obligations and flight equipment operating lease agreements with floating interest rates. The Company’s results are affected by fluctuations in market interest rates due to the impact that such changes may have on lease payments indexed to London Inter Bank Offered Rate (“Libor”). The Company uses interest rate swaps to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits, and the amount of the collateral is reviewed and adjusted on a daily basis based on the fair value of the derivative position.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DERIVATIVE FINANCIAL INSTRUMENTS
PAGE 2 / 3 CONSOLIDATED

Markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To manage counterparty risk, The Company negotiates ISDA agreements with counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. This risk on derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. As of December 31, 2013, the Company has in place 8 ISDA agreements and operates through 6 of them.

All of the ISDA agreements have a credit support annex (“CSA”), where credit conditions are defined, among which credit lines and guidelines for margin calls are stipulated, such as minimum amounts and rounding. The execution of derivative financial instruments is distributed among the different counterparties to limit overall exposure to a single one, pursuing an efficient use of the various CSA thresholds to minimize potential margin calls.

2)	Generic description of the valuation techniques, distinguishing instruments that are carried at cost or fair value and the valuation methods and techniques.

The Company uses the valuations received from its counterparties. This fair value is compared against internally developed valuation techniques that are made using valid and recognized methodologies, through which the fair value of derivative financial instruments is estimated based on market levels and variables of the underlying asset, using Bloomberg as the main source of information.

Based on International Financial Reporting Standards (“IFRS”), under which the Company prepares its financial statements, Volaris realizes prospective and retrospective effectiveness tests, whose results must be within the permitted ranges, as well as hedging records where derivative financial instruments are classified according to the type of underlying asset (updated and monitored constantly).

In accordance with IAS 39, derivative financial instruments are recognized on the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s gain or loss is recognized in accumulated other comprehensive income (loss) in equity, while the ineffective portion is recognized in current year earnings.

3)	Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Hedging Policy establishes that derivative financial instruments transactions will be approved and implemented/monitored by different committees, additionally setting minimum liquidity levels, maximum notional, coverage range, markets, counterparties and approved instruments. The fulfillment of the hedging policy, and its procedures, are subject to internal and external audits. To avoid putting the Company’s balance sheet at risk, the hedging policy establishes liquidity thresholds and Volaris may only enter into new derivative financial instruments positions when we have excess cash available to support the cost of such coverage.

4)	Changes in exposure to the major risks identified and the administration thereof, contingencies and known or anticipated events by management that may affect future reports.

The Company’s activities are exposed to various financial risks, such as the fuel price risk, foreign currency risk and interest rate risk. During the fourth quarter of 2013 no significant change was identified that can modify exposure to the risks described above, a situation that may change in the future.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DERIVATIVE FINANCIAL INSTRUMENTS
PAGE 1 / 3 CONSOLIDATED

The Hedging Policy is conservative regarding approved derivative financial instruments, since it only allows plain vanilla instruments that maintain effective correlation with the primary position hedged. Accordingly, changes in the fair value of derivative instruments will solely be the result of changes in the levels or prices of the underlying asset, and it will not modify the hedging objective for which they were initially celebrated.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The execution of derivative financial instruments is distributed among its different counterparties to limit overall exposure to a single one, pursuing an efficient use of the various CSA thresholds to minimize potential margin calls.

During the fourth quarter of 2013, there wasn’t any default on any of the Company’s derivative financial instruments agreements.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 04 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	FINANCIAL STATEMENTS NOTES
PAGE 1 / 1 CONSOLIDATED

11040000: At December 31, 2013 and 2012, this item is comprised mainly of recoverable taxes in the amount of Ps.331,479 and Ps.146,366, respectively, and other minor receivables.

11060060: At December 31, 2013 and 2012, this item is comprised mainly of maintenance deposits for flight equipment paid to lessors (Security Deposits).

12030030: At December 31, 2013 and 2012, this item is comprised mainly of the cost of major maintenance services of flight equipment, which was capitalized based on our accounting policy.

12030050: At December 31, 2013, this reference is comprised mainly of pre-delivery payments for the purchase of flight equipment in the amount of Ps.879,001 and other minor constructions in progress.

At December 31, 2012, this reference is comprised mainly of advances for the purchase of aircraft in the amount of Ps.861,052 and other minor constructions in progress.

12080050: At December 31, 2013, this item is comprised mainly of maintenance deposits for long-term flight equipment in the amount of Ps.2,147,720.

At December 31, 2012, this item is comprised mainly of maintenance deposits for long-term flight equipment in the amount of Ps.1,860,507.

21050020: At December 31, 2013 and 2012, certain taxes, rights, and other charges are presented in this reference; which include, value added tax, federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure taxes, that the company charges passengers on behalf of governmental entities and airports. These taxes, rights, and charges are remitted to those entities periodically.

21060060: Only for purposes of comparability with the amounts presented at December 31, 2013, the Company recorded some reclassifications between the items of current liabilities (Ref 21060080) and provisions (Ref 21060060), in the amount of Ps.8.880 at December 31, 2012.

22050050: Only for purposes of comparability with the amounts presented at December 31, 2013, the Company recorded some reclassifications between the items of noncurrent liabilities (Ref 22050070) and provisions (Ref 22050050), in the amount of Ps.7.155 at December 31, 2012.

30070000: At December 31, 2013, the Company has recorded 20,272,716 shares, as treasury shares, that are presented in this reference.

ACUM40080060: During the year ended December 31, 2013, the Company prepaid part of its financial debt. Consequently, it incurred in a debt liquidation premium in the amount of Ps.65,206. This liquidation premium was recorded in this caption and was partially offset by the decrease in the financial cost resulting from the prepayment on the debt.